UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      SEC File Number: 000-27825
                                                         CUSIP Number: 448792101

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

     [ ] Form 10-K and Form 10-KSB          [ ] Form 20-F         [ ] Form 11-K
     [X] Form 10-Q and Form 10-QSB          [ ] Form N-SAR

     For Period Ended:  June 30, 2002

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                (Not Applicable)
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PART I -- Registrant Information
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     Full Name of Registrant:     HYDRO ENVIRONMENTAL RESOURCES, INC.
     Former Name if Applicable:


     Address of Principal Executive Office (Street and Number)

                         2903 N.E. 109th Street, Suite D

     City, State and Zip Code

                           Vancouver, Washington 98682

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PART II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          See Part III below.

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant's accountants cannot complete the financial statements to be included in the registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002. See the attached statement from the registrant's accountants.

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PART IV -- Other Information
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     (1) Name and telephone number of person to contact in regard to this notification.

         David Rosenberg               (360)               883-5949
         ----------------------------------------------------------------
             (Name)                 (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                       Hydro Environmental Resources, Inc.
                       -----------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14 , 2002                          By:/s/ David Rosenberg
----------------------                          ----------------------
                                                David Rosenberg
                                                Title:  Chief Executive Officer



                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Cordovano and Harvey, P.C.                          Certified Public Accountants

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                                                          201 Steele Street
                                                          Suite 300
                                                          Denver, Colorado 80206
                                                          (303) 329-0220 Phone
                                                          (303) 316-7493 Fax
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                                 August 14, 2002


Mr. Jack Wynn
President
Hydro Environmental Resources, Inc.
2903 NE 109th Avenue, Suite D
Vancouver, WA 98682-7273


Dear Mr. Wynn:


We are making a review of the June 30, 2002 financial statements of Hydro Environmental Resources, Inc. (the "Company"). We are currently completing the accruals and other adjustments needed to fairly present the Company's financial statements at June 30, 2002. We estimate that these procedures will be completed on August 16, 2002.


Sincerely

/s/ Cordovano and Harvey, P.C.

Cordovano and Harvey, P.C.